SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

January 21, 2016
By Edgar and Email
M. Hughes Bates, Esq. Special Counsel Office of Structured Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
Re:	Daimler Trust Leasing LLC Daimler Trust Registration Statement on Form SF-3 File Nos. 333-208533 and 333-208533-01
Dear Mr. Bates:
On behalf of the registrants, Daimler Trust Leasing LLC and Daimler Trust, we transmit for filing under the Securities Act of 1933, Amendment No. 1 to the registration statement on Form SF-3, nos. 333-208533 and 333-208533-01.
In addition, the registrants have instructed us to provide each of the responses set forth below to the staff’s comments of January 11, 2016. For ease of reference, the staff’s comments have been repeated below in italics. Each comment is followed by the registrants’ response, and we refer to each of your comments by the number assigned to it by you.
General
1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Daimler Trust Leasing LLC, the depositor, confirms that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as the notes being registered under the registration statement.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

M. Hughes Bates, Esq.
January 21, 2016

2.	Please file your exhibits, including the form of agreements, with the next amendment.
Exhibits to the registration statement, including the form of agreements, are being filed herewith.
3.	We note that assets in the pool may be delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool. Refer to General Instruction I.B.1(e) of Form SF-3.
The depositor confirms that delinquent assets will not constitute 20% or more of the asset pool.
4.
Please confirm that the portion of the securitized pool balance attributable to the residual value of the physical property underlying the leases, as determined in accordance with the transaction agreements for the securities, will not constitute 65% or more, as measured by dollar volume, of the securitized pool balance as of the measurement date. Refer to Item 1101(c)(2)(v)(A) of Regulation AB.

The depositor confirms that the portion of the securitized pool balance attributable to the residual value of the physical property underlying the leases, as determined in accordance with the transaction agreements for the securities, will not constitute 65% or more, as measured by dollar volume, of the securitized pool balance as of the measurement date.
5.	Please provide disclosure in the appropriate part of the prospectus stating that the registrant has met the registrant requirements of General Instruction I.A.1 of Form SF-3.
Registrants confirm that they have met the requirements of General Instruction I.A.1 of Form SF-3. Disclosure responsive to this comment has been added to the prospectus under “Available Information”.
6.
We note that you define the term “Noteholder” on page 151 as any holder of a class of Notes. We also note your disclosure in the section beginning on page 96 titled “Book-Entry Registration” that the notes will be registered in book-entry form in the name of Cede & Co. Please revise your prospectus throughout as necessary to clarify that, for purposes of the asset representations review, dispute resolution, and investor communication shelf-eligibility requirements under General Instructions I.B.1(b), (c), and (d) of Form SF-3, a “noteholder” is the beneficial owner of the note, rather than Cede & Co. or DTC. Where appropriate, please also include:

●
A description of the DTC voting guidelines that beneficial owners must follow to use the asset representations review provision and how those guidelines will operate in connection with the process outlined for the asset representations review;

M. Hughes Bates, Esq.
January 21, 2016

●	Whether beneficial owners must follow DTC procedures to use the dispute resolution provision, and if so, a brief description of what those procedures include; and
●
Whether beneficial owners must send communication requests to the issuer or servicer through DTC procedures, and if so, a brief description of what those procedures include, or if the requests may be sent directly to the issuer or servicer.

We have revised relevant disclosure under headings “The Leases—MBFS USA Must Purchase Certain Leases”,  “—Asset Representations Review”, “—Dispute Resolution for Repurchase Requests” and “Description of the Notes—Book-Entry Registration” in response to this comment.
Cover Page of Prospectus
7.
As discussed with counsel on January 5, 2016, we understand that your intent is to register a specified amount of securities – therefore resulting in a registration fee being assessed under the current fee rate in effect – and to apply Securities Act Rule 457(p) to offset the resulting registration fee due, as well as register an additional unspecified amount of securities and defer payment of registration fees with respect to those securities in reliance on Securities Act Rules 456(c) and 457(s). If this is your intent, please revise your Calculation of Registration Fee table to identify the amount of securities to be registered at this time and provide the appropriate explanatory disclosure in the footnotes to indicate that the registration fee assessed and due is being offset by fees previously paid pursuant to Securities Act Rule 457(p).

Registrant has revised the Calculation of Registration Fee table in response to this comment and as discussed with the Staff.
Reading this Prospectus, page 4
8.	Please revise the last sentence in the next to last paragraph under this heading to note that you will update forward-looking statements as required by the federal securities laws.
We have revised the last sentence in the next to last paragraph under “Reading this Prospectus” in response to this comment.

M. Hughes Bates, Esq.
January 21, 2016

MBFS USA
Underwriting, page 53
9.
We note your disclosure stating “[t]hat application does not meet the automatic approval criteria or has other characteristics that require referral to a credit analyst does not mean that it has failed to meet MBFS USA’s underwriting standards.” However, the adopting release for Item 1111(a)(8) notes that “where originators may approve loans at a variety of levels, the loans underwritten at an incrementally higher level of approval are evaluated based on judgmental underwriting decisions, the criteria for the first level of underwriting should be disclosed, and loans that are included in the pool despite not meeting the criteria for this first level of underwriting criteria should be disclosed under Item 1111(a)(8).” See Issuer Review of Assets in Offerings of Asset-Backed Securities, Release No. 33-9176 (Jan. 20, 2011). Based on your disclosure, it appears that the applications reviewed through a manual process by a credit analyst should still be disclosed as exception applications under Item 1111(a)(8). Please revise or advise.

The credit analyst review procedure is part of MBFS USA’s standard underwriting process, rather than an exception or deviation from the underwriting criteria.  The disclosure referenced indicates that not all applications are subject to automatic approval but that referral to a credit analyst does not involve a different level of underwriting.
Insurance, page 55
10.
We note your statement that, while the lessee is required to maintain physical damage insurance on the related leased vehicle in an amount at least equal to the amount required by applicable state law, MBFS USA is not obligated to, and does not, monitor whether the lessee is maintaining that insurance. We also note your disclosure on page 55 under the heading “ – Contingent and Excess Liability Insurance” regarding the possibility that noteholders could incur a loss on their investment if insurance coverage was exhausted and no third-party reimbursement for the damage was available. Please include these risks in your risk factor disclosure beginning on page 21.

We have added a disclosure regarding failure by the lessees to maintain appropriate vehicle insurance to a risk factor discussing residual values of the leased vehicles.   See “Risk Factors – The residual value of leased vehicles may be adversely affected by discount pricing incentives, market incentive programs and other factors”.

M. Hughes Bates, Esq.
January 21, 2016

The Leases
Review of Reference Pool Assets, page 74
11.
We note your statement that third parties will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936) (Aug. 27, 2014).

Depositor confirms that, if it or an underwriter obtains a due diligence report from a third-party provider, the depositor or (based on representations the depositor receives from the underwriters) the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report it or the underwriter has obtained.
12.	We note your use of the term “prospectus supplement” here and in Appendix A. Please revise such references to refer to the “prospectus” Refer to General Instruction IV of Form SF-3.
We have removed references to the “prospectus supplement” and replaced them with references to the “prospectus” in the form of the prospectus and Appendix A thereto.
Representations and Warranties, page 75
13.	Please revise your disclosure to clarify that the representations and warranties disclosed are made by MBFS USA to the issuing entity on behalf of the noteholders. See Item 1111(e) of Regulation AB.
We have revised the disclosure under the referenced heading to clarify that the representations and warranties disclosed are made by MBFS USA to the Issuer on behalf of the Noteholders.
MBFS USA Must Repurchase Certain Leases, page 76
14.
We note that a “Noteholder” may make a request or demand that a lease be repurchased. “Noteholder” is defined on page 151 as any holder of a class of Notes, which according to your disclosure under the heading “Book-Entry Registration” beginning on page 96, is Cede & Co. or DTC. It is not clear, however, from the disclosure in that section how a

M. Hughes Bates, Esq.
January 21, 2016

beneficial owner may exercise its rights indirectly through DTC and its participants to request or demand repurchase of a lease. Please revise your disclosure here and throughout your prospectus as necessary to clarify how a beneficial owner may make a repurchase demand upon MBFS USA.

We have supplemented the disclosure under the heading “MBFS USA Must Repurchase Certain Leases” to clarify how a beneficial owner may make a repurchase demand upon MBFS, including the documents it may need to supply to the Indenture Trustee in connection with such demand. The revisions made in response to comment 6 are also responsive to this comment.
15.
We note your statement that none of the indenture trustee, the owner trustee, the asset representations reviewer or the servicer will be obligated to monitor the leases or investigate whether any representations have been breached or whether any lease may be an ineligible lease. Please tell us why you believe this language with respect to the trustee is consistent with its duties under the Trust Indenture Act even after an event of default. With respect to the servicer, it is not clear why the language stating the servicer has no duties to “monitor the Leases” is consistent with its obligations under the servicing agreement to service the assets. Please advise.

  We have removed the referenced sentence.
Asset Representations Review, page 78
16.
Please revise to provide information about whether defaulted, charged-off, and/or repossessed vehicle leases are included in determining whether the delinquency trigger has been met for each monthly reporting period.

We have revised this section to clarify that defaulted, charged-off, and/or repossessed vehicle leases will not be included in determining whether the delinquency trigger has been met.
Asset Representations Review
Voting Trigger, page 79
17.
In the first sentence of this section, you note that a noteholder may demand that the indenture trustee call a vote of all noteholders on whether to direct the asset representations reviewer to conduct a review. Later in the same paragraph, you state that noteholders of at least 5% of the principal amount of the notes are required to demand such a vote. Please revise, as these statements appear inconsistent.

M. Hughes Bates, Esq.
January 21, 2016

We have revised the first sentence under the referenced heading in response to this comment and also confirm that Noteholders of at least 5% of the principal amount of the Notes may demand that the Indenture Trustee call a vote of all Noteholders on whether to direct the Asset Representations Reviewer to perform a review.
Asset Representations Review Process, page 79
18.
We note your disclosure that the review period may be extended by up to an additional 30 days if the asset representations reviewer detects missing review materials that are subsequently provided within the 60-day period. Please revise your disclosure to describe how the asset representations review will proceed if such missing review materials are not provided.

We have revised the disclosure in response to this comment to state that if the Asset Representations Reviewer is not provided with the requested missing review materials within the 60-day period, the related review Lease will be reported in the review report as having failed each test that requires use of the missing review materials.  See also Section 3.02(b) of the Form of the Asset Representations Review Agreement filed as Exhibit 10.5 to the Registration Statement.
Review Report, page 80
19.
We note that the asset representations reviewer will provide a report that includes any review lease for which the tests were considered complete and the related reason. Please add disclosure to describe why a test would be considered incomplete as well as how incomplete tests would be presented in the review report.

We have revised the disclosure in response to this comment to clarify that the test results presented in the asset review report for each review Lease and each representation will indicate whether the related tests were passed, failed or considered completed.  We have also included disclosure that a test will be “completed” rather than passed or failed if the review Lease is paid in full or purchased from the reference pool pursuant to the terms of the Servicing Agreement prior to the completion of the review.  See also Section 3.03(c) of the Form of the Asset Representations Review Agreement filed as Exhibit 10.5 to the Registration Statement.
20.
Please revise your disclosure to identify which transaction party, after reviewing the asset representations reviewer’s report, will make the determination of whether noncompliance with the representations and warranties constitutes a contractual breach.

We have added disclosure in response to this comment.

M. Hughes Bates, Esq.
January 21, 2016

Dispute Resolution for Repurchase Requests, page 80
21.
We note that if the parties fail to agree at the completion of the mediation, the requesting party may refer the repurchase request to arbitration. Please revise to specify that requesting party may also proceed to file a suit in court.

We have revised the disclosure in response to this comment.
22.
We note your disclosure that “[e]ach party will agree to keep the details of the repurchase request and the dispute resolution confidential.” Please revise to clarify that such confidentiality limitations will not prevent disclosure required by all applicable laws. Please also confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

We have revised the disclosure cited in this comment to clarify that such confidentiality limitations will not prevent disclosure required by any applicable laws. The depositor also confirms that such restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.
Credit Risk Retention, page 105
23.
We note on page 107 that, in calculating the fair value of the residual interest, you have assumed that leases prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407) (Oct. 22, 2014), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

The prepayment assumption used will be the base prepayment assumption described in the section “Weighted Average Lives of the Notes”, which assumes that the Leases will be prepaid on a curve, as described on page 83 of the prospectus, rather than at a constant rate.  We have clarified the disclosure on this point.
24.
We note your statement on page 105 that you will provide the required post-closing disclosure for the eligible vertical interest option in “the first investor report.” You make a similar statement on page 108 for the eligible horizontal interest option. Please revise to clarify which form this information will be included on to satisfy the requirement that the disclosure be provided a reasonable time after closing. See Rules 4(c)(1)(ii) and 4(c)(2)(ii) of Regulation RR.

M. Hughes Bates, Esq.
January 21, 2016

We have revised the statements referenced in this comment to clarify that any post-closing disclosure will be included in the Form 10-D filed by the Issuer in connection with the first Payment Date on the Notes.
25.
We note your disclosure on page 108 that MBFS USA believes that the inputs and assumptions described include the inputs and assumptions that could have a significant impact on the fair value calculation or a prospective noteholder’s ability to evaluate the fair value calculation. Please revise to specify that the sponsor has described all inputs and assumptions that could have a material impact on the fair value calculation or would be material to a prospective investor’s ability to evaluate the sponsor’s fair value calculation. Refer to Rule 4(c)(1)(F) of Regulation RR.

We have revised the disclosure in accordance with this comment.
Please contact me at 212-839-5334 or sknopf@sidley.com with any questions or comments regarding this matter. Thank you for your time and attention.
Sincerely,

/s/ Siegfried Knopf

cc:	Michelle Stasny, Esq. – Securities and Exchange Commission
Steven C. Poling, Esq. – Daimler Trust Leasing/Daimler Trust
Dale W. Lum, Esq. – Sidley Austin LLP